

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Alon Ben-Noon
Chief Executive Officer
NeuroSense Therapeutics Ltd.
Medinat ha-Yehudim Street 85
Herzliya 4676670 Israel

>   **Re: NeuroSense Therapeutics Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed November 10, 2021**
>   **File No. 333-260338**

Dear Mr. Ben-Noon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 57

1. Please add a note to the table to explain how you will account for the warrants to be issued in connection with the offering.

        You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian K. Rosenzweig, Esq.